FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 09, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

Notification of Record and Stockholders’ Meeting Dates

Date of notification to the New York Stock Exchange  ___02.17.04_________________

Please be advised that the Board of Directors of:

(Company Name) ___PETROBRAS ENERGÍA PARTICIPACIONES S.A.__ (Ticker Symbol) ___PZE__

has set the following for an upcoming Meeting of Stockholders:

Meeting Type:

 Annual      Special     X Annual and Special      Other  ___________________

Record Date:

___02.24.04______________________    Tentative      Approved

Meeting Date:

___03.19.04_______________    Tentative     X Approved

Fiscal Year End:

___12.31.03_______________  (Fiscal Month, Year)

The aforementioned dates…

X    have been approved by the Board of Directors on 02.06.04____________.

    have not been approved by the Board, dates are subject to Board’s approval on _________________.  Exchange to be called immediately once the dates have been confirmed.  Any change in dates requires another written confirmation to the Exchange no later than 10 days prior to the new Record Date.

Additional Note:  ___________________________________________________________________________

__________________________________________________________________________________________

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For further information, please contact the undersigned:

__________________________________________________________________________________________

Name ___Ricardo Szlezinger___ Title ___V.P. - Depositary Receipt Services Citibank N.A._______________

Telephone ___(212) 657 75 33____